UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2019

Commission File Number: 0-29452

RADCOM LTD.

(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form:40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

THE INFORMATION BELOW UNDER “UPDATE REGARDING BOARD COMPOSITION” AND THE GAAP FINANCIAL STATEMENTS INCLUDED IN EXHIBIT 99.1 INCLUDED IN THIS FORM 6-K OF THE REGISTRANT ARE HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-111931, 333-123981, 333-190207, 333-195465, 333-203087, 333-211628 AND 333-215591) AND FORM F-3 (REGISTRATION STATEMENT NOS. 333-170512 AND 333-189111), AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

Update Regarding Board Composition. RADCOM Ltd. (the “Company”) has elected to exempt itself from the requirement under the Israeli Companies Law (the “Companies Law”, the “Regulations”) to have on its Board of Directors two External Directors (as such term is defined in the Companies Law, the “External Directors Requirement”).  The Company is permitted to rely on this relief under the Regulations since its ordinary shares are listed on Nasdaq, the Company does not have a controlling shareholder, a majority of its Board is comprised of independent directors under Nasdaq rules and it complies with the Nasdaq rules as to the required composition of the audit and compensation committees of the Board. In the last Annual General Meeting of the holders of the Company’s shares that took place on July 11, 2019, Rami Schwartz and Oren Most were elected as External Directors.  They will continue to serve as directors of the Company until the second annual meeting of the Company after the  date hereof. The Board resolved to avail itself from the External Directors Requirement after it concluded that the conditions set forth in the Regulations are met, including that Mr. Zohar Zisapel is not a controlling shareholder of the Company (as such term is defined in the Companies Law).  The Company believes that meeting Nasdaq requirements with respect to directors’ independence and having a majority of independent directors on its Board of Directors provides at least a comparable level of independent oversight by directors as the External Directors Requirement.

Release of Financial Results. On August 12, 2019, the Company issued the press release, attached hereto as Exhibit 99.1, reporting its financial results for the second quarter of 2019.

This report on Form 6-K of the registrant consists of the contents above and the following document, which is attached hereto and incorporated by reference herein:

Exhibit 99.1	Press release, dated August 12, 2019 reporting the Registrant’s second quarter 2019 financial results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADCOM LTD.

Date: August 12, 2019	By:	/s/ Amir Hai
	Name:	Amir Hai
	Title:	CFO

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